Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Charlie’s Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16077A101

(CUSIP Number)

August 4, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16077A101	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons Iroquois Capital Management L.L.C.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,029,788*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,029,788*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,029,788*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.5%*
12	Type of Reporting Person OO (Limited Liability Company)

* See Item 4

CUSIP No. 16077A101	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons Iroquois Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,029,788*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,029,788*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,029,788*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.5%*
12	Type of Reporting Person CO

* See Item 4

CUSIP No. 16077A101	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons Iroquois Capital Investment Group LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,851,386*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,851,386*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,851,386*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%*
12	Type of Reporting Person OO (Limited Liability Company)

* See Item 4

CUSIP No. 16077A101	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Kensington Investment Partners LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 1.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16077A101	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons Richard Abbe
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,851,386*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,851,386*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,851,386*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%*
12	Type of Reporting Person IN

* See Item 4

CUSIP No. 16077A101	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons Kimberly Page
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,029,788*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,029,788*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,029,788*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.5%*
12	Type of Reporting Person IN

* See Item 4

CUSIP No. 16077A101	Schedule 13G	Page 7 of 11

ITEM 1.	(a)	Name of Issuer:

Charlie’s Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1007 Brioso Drive
Costa Mesa, CA 92627

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Iroquois Capital Management L.L.C. (“Iroquois Capital”)

Iroquois Master Fund Ltd. (“Iroquois Master Fund”)

Iroquois Capital Investment Group LLC (“ICIG”)

Kensington Investment Partners LLC (“Kensington”)

Richard Abbe

Kimberly Page

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is 25 Park Avenue, 25th Floor, New York, NY 10017.

(c)	Citizenship of each Reporting Person is:

Iroquois Master Fund is organized in the Cayman Islands. Mr. Abbe and Ms. Page are citizens of the United States of America. Each of the other reporting persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number:

16077A101

ITEM 3.

Not applicable.

CUSIP No. 16077A101	Schedule 13G	Page 8 of 11

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer by the Reporting Persons as of the date hereof, based upon 203,212,592 shares of Common Stock outstanding as of August 5, 2021, and, where appropriate, assumes issuance of shares underlying warrants, as described below.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Iroquois Capital Management L.L.C.	3,029,788	1.5%	0	3,029,788	0	3,029,788
Iroquois Master Fund Ltd.	3,029,788	1.5%	0	3,029,788	0	3,029,788
Iroquois Capital Investment Group LLC	14,851,386	6.4%	0	14,851,386	0	14,851,386
Kensington Investment Partners LLC	2,000	*	0	2,000	0	2,000
Richard Abbe	17,883,174	6.4%	0	17,883,174	0	17,883,174
Kimberly Page	3,029,788	1.5%	0	3,029,788	0	3,029,788

* Represents less than 1%

The amounts reflected in the table above consists of (i) 12,946,743 shares of Common Stock, which includes (a) 10,761,200 shares of Common Stock held of record by ICIG, (b) 2,183,543 shares of Common Stock held of record by Iroquois Master Fund, and (c) 2,000 shares of Common Stock held of record by Kensington; (ii) 4,090,186 shares of Common Stock issuable upon exercise of a warrant held of record by ICIG; and (iii) 846,245 shares of Common Stock issuable upon exercise of a warrant held of record by Iroquois Master Fund.

Pursuant to the terms of the warrants, ICIG and Iroquois Master Fund may exercise the warrants only to the extent that doing so would not result in the Reporting Persons becoming the beneficial owners of more than 4.99% of the then-outstanding shares of Common Stock, after accounting for the Common Stock to be issued at the time of any such warrant exercise (the “Blocker Provision”). As such, the amount of securities reported as beneficially owned in the table above includes the number of shares of Common Stock that would be issuable upon exercise of such warrants, without giving effect to Blocker Provision, which amount is greater than the actual number of shares of Common Stock beneficially owned by each such Reporting Person after giving effect to the Blocker Provision. Similarly, the percent of class reported above assumes issuance of the shares underlying the warrants to the extent the amount is equal to or less than 4.99%, but not to the extent that it exceeds 4.99%.

CUSIP No. 16077A101	Schedule 13G	Page 9 of 11

Mr. Abbe is the President of Iroquois Capital, which is the investment advisor for Iroquois Master Fund. Mr. Abbe and Ms. Page are the directors of Iroquois Master Fund. As such, each of Mr. Abbe and Ms. Page may be deemed to share beneficial ownership of the securities beneficially owned by Iroquois Master Fund. Mr. Abbe is also the manager of each of ICIG and Kensington. As such, Mr. Abbe may also be deemed to share beneficial ownership of the securities held by ICIG and Kensington.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 16077A101	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021

Iroquois Capital Management LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	President

Iroquois Master Fund Ltd.

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Director

Iroquois Capital Investment Group LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Manager

Kensington Investment Partners LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Manager

Richard Abbe

/s/ Richard Abbe

Kimberly Page

/s/ Kimberly Page

CUSIP No. 16077A101	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.